UNITED STATES OF AMERICA
                        SECURITITES AND EXCHANGE COMISION
                              Washington D.D. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                           For the month of March 2005

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                         Yes |_|       No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

      The following document is being filed with this 6-K report and is attached hereto.

Press release dated March 16, 2005 announcing that Quinenco reached agreement with Cencosud

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[LOGO] QUINENCO S.A.

FOR IMMEDIATE RELEASE
For further information contact:
Cindi Freeman
Investor Relations Manager
Quinenco S.A.
(56-2) 750-7221
e-mail: cfreeman@lq.cl

                    QUINENCO REACHES AGREEMENT WITH CENCOSUD

March 16, 2005 - Santiago, Chile. Quinenco S.A. (LQ:NYSE) reported to the Chilean Superintendency of Securities and Insurance (SVS) the following significant information today:

Inversiones Rio Azul S.A. ("Rio Azul"), a wholly-owned subsidiary of Quinenco and Consorcio Financiero S.A. ("Concorcio Financiero") have made a positive evaluation of the new conditions of the tender offer ("the tender offer") launched by Cencosud S.A. ("Cencosud") on February 17, 2005 for 100% of the shares of Almacenes Paris S.A. ("Paris"), and have concluded that they will not improve the terms of their competitive tender offer ("the competitive tender offer") which they launched on March 7, 2005.

Furthermore, on March 16, 2005, Rio Azul and Nahuel S.A. ("Nahuel"), wholly-owned subsidiaries of Quinenco, subscribed to an agreement ("the agreement") with Cencosud, Inversiones Latadia S.A., Quichmali S.A., Mehuin S.A., Inversiones y Rentas Cerro Verde Ltda., Consorcio Financiero, Manquihue S.A. and Lemoniz S.A. in which the Paris shareholders that form part of an agreement (Convenio Sobre Cesion de Acciones or Share Transfer Agreement), which was signed on October 5, 2004, each gave their reciprocal authorization to participate in the offer, with the consent of the rest of the parties to the agreement. The main terms of the agreement are summarized as follows:

      1) If the tender offer launched by Cencosud, which expires on March 18, 2005, is determined to be successful, Cencosud will launch a new tender offer ("the new tender offer") for 100% of the shares of Paris that were not tendered in the tender offer, including those shares held by Nahuel and Consorcio Financiero and its subsidiaries, under the same terms and conditions of the tender offer, except for any condition that may cause the new tender offer to be void. The new tender offer must commence within 30 days from the date of the publication announcing that the tender offer was successful and must conclude within five business days (excluding weekends and holidays) prior to the record date granting dividend distribution rights to shareholders of Cencosud.

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            Notwithstanding the forementioned, in the event that Nahuel,
            Consorcio Financiero and its subsidiaries and Lemoniz S.A choose to accept and sell their shares in the tender offer, Cencosud will not be obliged to launch a new tender offer.

      2) Rio Azul and Concorcio Financiero will be obliged to sell their shares of Paris to Cencosud in the new tender offer, if the tender offer is determined to be successful.

            For its part, Cencosud will be obliged to determine that the offer is unsuccessful if it does not receive confirmation of having tendered at least 120,000,000 shares of Paris.

      3) Additionally, if the tender offer is determined to be unsuccessful, Mehuin S.A. and Lemoniz S.A. will be authorized to tender their shares in the competitive tender offer launched on March 7, 2005.

      4) Rio Azul and Consorcio Financiero will not (i) acquire any shares of Paris, either directly or indirectly except for those shares that they would be required to purchase in accordance with the terms and conditions of the competitive tender offer (this obligation will cease on the date of the publication in which the competitive offer is determined to be successful or on the date of the publication of the results of the new tender offer), (ii) modify the terms and conditions of the competitive tender offer, (iii) extend the duration of the competitive tender offer and (iv) declare the competitive tender offer successful if they have not received confirmation of having tendered at least 164,000,000 shares of Paris.

The complete text of the agreement was included in the information sent to the SVS and the stock markets.

Quinenco S.A., a leading Chilean business conglomerate, is the controlling entity of a portfolio of companies involved in financial services, food and beverage, telecommunications and manufacturing.

                                        #

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  QUINENCO S.A.


                                               By: s/s Luis Fernando Antunez
                                                  ------------------------------
                                               Name: Luis Fernando Antunez
                                               Title: Authorized Representative

Dated: March 16, 2005